A/B 4/1


10030648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43200

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AMCORE Investment Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 Seventh Street
(No. and street)

Rockford	**Illinois**	**61104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shellie L. Knox **(815) 961-4962**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 East Wells Avenue	**Milwaukee**	**WI**	**53202**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 0 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC Mail Processing Section
MAR 3 0 2010
Washington, DC
121

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A/B 4/1

OATH OR AFFIRMATION

I, Greg T. Lewandowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMCORE Investment Services, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Name Greg T. Lewandowski
Title President



Notary Public 3/29/10


OFFICIAL SEAL
RENÉ M. BOBURKA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES AUGUST 9, 2010

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
X	(m)	A Copy of the SIPC Supplemental Report (filed separately)
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditor's Supplemental Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AMCORE Investment Services, Inc.
(SEC I.D. 8-43200)

Financial Statements as of and for the Year Ended December 31, 2009, Supplemental Schedules as of December 31, 2009, Independent Auditors' Report, and Supplemental Report on Internal Control

AMCORE INVESTMENT SERVICES, INC.

TABLE OF CONTENTS



Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
AMCORE Investment Services, Inc.
Rockford, Illinois

We have audited the accompanying statement of financial condition of AMCORE Investment Services, Inc. (the "Company"), which is a second tier wholly owned subsidiary of AMCORE Financial, Inc. ("AFI"), as of December 31, 2009, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The accompanying financial statements for the year ended December 31, 2009, have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company, as a second tier wholly owned subsidiary of AFI, is dependent on the stability and operations of AFI. Significant operating losses for AFI in 2008 and 2009, significant levels of AFI criticized assets, and low levels of AFI capital raise substantial doubt about AFI's, and therefore the Company's, ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche LLP

March 24, 2010

AMCORE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS	
CASH AND CASH EQUIVALENTS	$ 380,519
DEPOSIT WITH CLEARING BROKER	50,000
COMMISSIONS RECEIVABLE	201,305
PREPAID EXPENSES AND OTHER ASSETS	183,951
EQUIPMENT — At cost — net of accumulated amortization of $23,297	107,306
TOTAL	$ 923,081

LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 76,314
Due to AMCORE Bank, N.A.	57,884
Total liabilities	134,198
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value. Authorized 1,000 shares; issued and outstanding 100 shares	100
Additional paid-in capital	1,036,000
Retained deficit	(247,217)
Total stockholder's equity	788,883
TOTAL	$ 923,081

See notes to financial statements.

AMCORE INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions	$2,385,119
Interest on deposits	682
Other income	6,559
Total revenues	2,392,360
EXPENSES:	
Salaries and commissions	1,324,709
Employee benefits	320,191
Management fees	392,724
Occupancy and equipment	199,476
Data processing expense	156,882
Clearing fees	97,658
Professional fees	66,257
Licensing and registration fees	51,725
Other operating expense	139,650
Total expenses	2,749,272
LOSS BEFORE SHARED LOSS TO AFFILIATES AND INCOME TAXES	(356,912)
SHARED LOSS TO AFFILIATES	23,479
NET LOSS BEFORE INCOME TAXES	(333,433)
INCOME TAX BENEFIT	86,216
NET LOSS	$ (247,217)

See notes to financial statements.

AMCORE INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
BALANCE — January 1, 2009	$ 100	$ 924,878	$ -	$ 924,978
Net Loss	-	-	(247,217)	(247,217)
Capital Contribution from AMCORE Bank, N.A.	-	100,000	-	100,000
Stock-Based Compensation	-	11,122	-	11,122
BALANCE — December 31, 2009	$ 100	$ 1,036,000	$ (247,217)	$ 788,883

See notes to financial statements.

AMCORE INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES:	
Net loss	$ (247,217)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization of premises and equipment	27,228
Decrease in commissions receivable	78,457
Increase in prepaid expense and other assets	(80,594)
Net decrease in balance due to affiliates	(15,221)
Decrease in accounts payable and accrued expenses	(65,908)
Stock-based compensation expense	11,122
Net cash used in operating activities	(292,133)
INVESTING ACTIVITIES:	
Capital contribution from AMCORE Bank, N.A.	100,000
Premises and equipment expenditures	(130,603)
Net cash used in investing activities	(30,603)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(322,736)
CASH AND CASH EQUIVALENTS:	
Beginning of year	703,255
End of year	$ 380,519
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Income tax receipts	$ 47,294

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — AMCORE Investment Services, Inc. (the "Company") is a wholly owned subsidiary of AMCORE Bank N.A. ("Bank"), which is a wholly owned subsidiary of AMCORE Financial, Inc. ("AFI"). The Company was previously a wholly owned subsidiary of AMCORE Investment Group, N.A. ("AIGNA") until AIGNA merged into the Bank effective December 31, 2008. The Company conducts business as a broker-dealer in securities. Additionally, the Company sells annuity products. These services are offered to individual and institutional customers at all Bank branch locations.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Going Concern – The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As a consolidated subsidiary of AFI, there is a dependency on the stability and operations of AFI. Significant operating losses for AFI in 2008 and 2009, significant levels of AFI criticized assets and low levels of AFI capital raise substantial doubt about AFI's ability to continue as a going concern. Due to the dependency of the Company on AFI, the substantial doubt that exists as to the ability of AFI to continue as a going concern in turn raises substantial doubt as to the Company's ability to continue as a going concern. The Company's financial statements do not include any adjustment that might result from the outcome of this uncertainty.

AFI and the Bank are diligently working with their financial and professional advisors, and continue to consult with the Office of the Comptroller of the Currency (the "OCC"), Federal Reserve Board and FDIC on a regular basis concerning proposals to obtain outside capital and to develop action plans under a Capital Restoration Plan that will be acceptable to federal regulatory authorities. If unsuccessful, the OCC could force a sale, liquidation, federal conservatorship, or receivership of the Bank.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash equivalents include investments in money market mutual funds. As of December 31, 2009, $28,983 was invested in a Bank checking account.

Securities Transactions — Proprietary securities transactions (securities owned), commission revenue, and related expense are recorded on the trade-date basis.

Equipment — Equipment is recorded at cost, net of accumulated depreciation or amortization. Depreciation or amortization is computed by the straight-line method over the useful life of the applicable asset. Depreciation and amortization expense for software and equipment was $27,228 in 2009.

Commissions Receivable — Commissions receivable represent amounts due to the Company from its clearing broker-dealer relating to customer securities transactions introduced by the Company as well as amounts due from insurance agencies related to the sale of annuity and other insurance products. Commissions receivable also includes 12B-1 fees.

Stock-Based Compensation – AFI has stock-based employee compensation plans including an employee stock purchase plan and a stock incentive plan from which it makes awards of stock options, restricted stock and performance share units. These plans are available to all subsidiary companies.

The Company accounts for stock-based compensation pursuant to the fair value recognition provisions of current accounting standards. The Company estimates the fair value of stock options using a Black-Scholes valuation model. The fair value is amortized straight line over the required vesting period of the grant.

The Company's expense related to stock-based compensation for the year ended December 31, 2009 totaled $11,122 with a related income tax benefit of $3,961. Total unrecognized stock-based compensation expense was $12,794, net of estimated forfeitures, which will be recognized over a weighted average amortization period of 0.8 years. Stock options outstanding and exercisable as of December 31, 2009 were 18,825 and 13,581, respectively, with a weighted average remaining contractual life of 5.7 and 5.0 years, respectively. There were no share units outstanding as of December 31, 2009.

Income Taxes — The Company's results of operations are included in the consolidated federal and state income tax returns of AFI. Federal and state income taxes payable are based on the Company's taxable income and AFI's statutory rates. Amounts due from or owed to are settled with AFI on a quarterly basis.

Deferred income taxes result from temporary differences in the basis of assets and liabilities for income tax and financial statement purposes. These differences relate primarily to different deferred compensation bases for income tax and financial statement purposes and the use of accelerated depreciation methods for income tax purposes. Deferred income taxes were $0 at December 31, 2009.

The Company has adopted the Income Tax topic of the FASB Accounting Standards Codification concerning uncertainty in income taxes. This guidance addresses the accounting for uncertainty in income taxes and establishes for all entities a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns. The Company recognizes tax benefits only if it is more likely than not that a tax position will be sustained upon examination. The Company had no uncertain tax positions as of December 31, 2009 and is not aware of any significant changes that are reasonably possible within the next twelve months.

2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2009, the Company's net capital totaled $442,707 and excess capital totaled $192,707, which was in excess of the net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio at December 31, 2009, was 0.3.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, the customer protection rule, under subparagraph (k)(2)(ii).

3. RELATED-PARTY TRANSACTIONS

During 2009, AMCORE Bank, N.A. contributed capital of $100,000 to the Company.

By arrangement, the Company previously remitted all excess revenues or losses, after deducting all expenses of the Company, to the Bank. This amount is reported as shared loss to affiliates in the Statement of Operations. The arrangement was terminated during the first quarter 2009. Shared loss amounts paid to the Company by the Bank during 2009 were $23,479.

Employees of the Bank sell insurance products on behalf of the Company. The Company remits a portion of commissions earned by those employees, less expenses, to the Bank. Commission amounts due to the Bank at December 31, 2009 totaled $59,371.

Management fees totaled $392,724 for the year ended December 31, 2009. These fees are allocated on a pro-rata basis to the Company and are remitted to the Bank for services rendered. The Company occupies space owned by and pays rent to the Bank. Rent expense for the year ended December 31, 2009, was $95,472.

At December 31, 2009, the Company had cash of $28,983 on deposit with the Bank.

4. OFF-BALANCE SHEET AND CREDIT RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

5. EMPLOYEE BENEFIT PLANS

The Company participates in the AMCORE Financial Security Plan (the "Security Plan"), a qualified defined contribution plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The Security

Plan offers eligible employees a personal retirement account funded by company contributions and a personal savings account 401(k) funded by employee contributions and company matching amounts. The expense related to the Security Plan for the year ended December 31, 2009, was $49,417.

The Company provides a deferred compensation plan for certain key employees and directors. This plan provides the opportunity to defer up to 90% of salary and 100% of bonus with balances growing tax deferred until withdrawn from plan. Earnings accrue based upon investment election by participant in eleven measurement funds. The total nonqualified deferred compensation plan liability at December 31, 2009, totaled $2,294 and the expense related to the plan was $258 for 2009.

6. CONTINGENCIES

Management believes that no litigation is threatened or pending in which the Company faces potential loss or exposure which will materially affect the Company's financial position or results of operations.

7. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure resulting from subsequent events through March 24, 2010, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosure and/or adjustments.

* * * * * *

SUPPLEMENTAL SCHEDULES

AMCORE INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES ACT OF 1934 AS OF DECEMBER 31, 2009

Aggregate indebtedness, accounts payable, and accrued expenses	$ 134,198
Net capital — stockholder's equity	$ 788,883
Deductions:	
Non-allowable commissions receivable	(53,921)
Prepaid expenses and other assets	(176,431)
Equipment - net of accumulated depreciation	(107,306)
Due from AMCORE Bank, N.A.	(1,487)
Haircut on holdings of money market funds	(7,031)
Total deductions	(346,176)
Net capital	442,707
Minimum required net capital	250,000
Capital in excess of minimum requirements	$ 192,707
Ratio of aggregate indebtedness to net capital	0.30

The amount of net capital in this Schedule g is in agreement in all material respects with the unaudited Focus Report, Part IIA, Form X-17 A-5, filed by the Company on January 27, 2010.

AMCORE INVESTMENT SERVICES, INC.

EXEMPTIVE PROVISION PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES ACT OF 1934 AS OF DECEMBER 31, 2009

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under the provision of subparagraph (k)(2)(ii). All customer transactions are cleared through National Financial Services, Inc.



Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

March 24, 2010

To the Board of Directors
AMCORE Investment Services, Inc.:

In planning and performing our audit of the financial statements of AMCORE Investment Services, Inc. (the "Company"), which is a second tier wholly owned subsidiary of AMCORE Financial, Inc., as of and for the year ended December 31, 2009 (on which we issued our report dated March 22, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect, and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected, and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP



Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
AMCORE Investment Services, Inc
Rockford, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by AMCORE Investment Services, Inc (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and copies of checks made payable to SIPC noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009. The total revenue amounts per the audited Form X-17A-5 were $21,832 greater than the revenue reported in the FORM SIPC-7T for the period from April 1, 2009 to December 31, 2009.

3. Compared any adjustments reported in Form SIPC-7T, attached as Exhibit A, with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

March 24, 2010

EXHIBIT A

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043200 FINRA DEC
AMCORE INVESTMENT SERVICES INC 14*14
501 7TH ST
ROCKFORD IL 61104-1242

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Yvette H. Powell 815-961-3450

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] — $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) — (150.00)

January 8, 2009
Date Paid

C. Less prior overpayment applied — (0)

D. Assessment balance due or (overpayment) — 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 0

H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AMCORE Investment Services, Inc.
(Name of Corporation, Partnership or other organization)

Yvette H. Powell [signature]
(Authorized Signature)

VP, Accounting and Reporting Director
(Title)

Dated the 27th day of January, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,807,543
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		1,805,255
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		1,805,255
2d. SIPC Net Operating Revenues		$ 2,288
2e. General Assessment @ .0025		$ 150

(to page 1 but not less than $150 minimum)